*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Onyx
Pharmaceuticals, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2009 and Definitive Proxy
Statement filed April 9, 2010
(File No. 000-28298)
December 16, 2010
VIA EDGAR
Securities and Exchange Commission
Attention: Suzanne Hayes
                   Karen Ubell
                   Jeffrey Riedler
100 F Street, N.E.
Washington, D.C. 20549
Re:	Onyx Pharmaceuticals, Inc. (“Onyx”) Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 23, 2010 Definitive Proxy Statement filed April 9, 2010 File No. 000-28298
Ladies and Gentlemen:
     We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 17, 2010 with respect to Onyx’s Form 10-K for fiscal year ended December 31, 2009 (the “2009 Form 10-K”) and Definitive Proxy Statement filed April 9, 2010 (the “2010 Proxy”). The numbering of the paragraphs below corresponds to the numbering of your comment letter, the text of which we have incorporated into this response letter for convenience.
Definitive Proxy Statement filed on April 9, 2010
1.	We note your response to prior comment 3. We disagree with your conclusion that the goals relating to Portfolio Expansion and Nexavar Development present a risk of competitive harm. Please provide revised proposed disclosure that indicates the goals within each category and subcategory. Your disclosure of the goals may describe each
[*] Certain Confidential Information Contained in this Document, marked by Brackets, has been Omitted and Filed Separately with the Commission Pursuant to 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Onyx
Pharmaceuticals, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2009 and Definitive Proxy
Statement filed April 9, 2010
(File No. 000-28298)
goal on an annual basis. Further, please expand your proposed disclosure to relate the achievement level of each such goal to the percentage of bonus determined by your compensation committee.

Onyx respectfully disagrees with the Staff’s conclusion regarding the risk of competitive harm. Nonetheless, Onyx acknowledges the Staff’s request and, in response thereto, annexed to this letter as Exhibit A is a sample of the type of disclosure for inclusion in Onyx’s proxy statement for its 2011 annual meeting of stockholders (the “2011 Proxy”), regarding the achievement of corporate goals, including goals related to portfolio expansion (beyond Nexavar) and Nexavar development. Exhibit A is based, as an example only, on the 2009 corporate goals and achievement levels, and the actual disclosure included in the 2011 Proxy would be based on the 2010 goal and achievement levels.

2.	Please revise your proposed disclosure to include goals for each performance subcategory in the narrative disclosure in addition to the chart of corporate goals achieved included in Exhibit A to your response.

Onyx acknowledges the Staff’s comment and refers the Staff to the proposed disclosure for the 2011 Proxy Statement on Exhibit A hereto. Again, Exhibit A is based, as an example only, on the 2009 corporate goals and achievement levels, and the actual disclosure included in the 2011 Proxy would be based on the 2010 goal and achievement levels.

3.	We note your response to prior comment 5. The categories of goals you have provided appear to be categories of responsibilities without indicating particular achievements or objectives. Despite not establishing performance metrics for each goal, please revise your proposed disclosure in Exhibit B to describe the actual goals and objectives set for each executive officer. Further, please expand your proposed disclosure to include for each executive officer the individual achievements weighed by the compensation committee, the committee’s evaluation of such achievements and the basis for the committee’s determination of the individual performance factor.

Onyx acknowledges the Staff’s comment and refers the Staff to Exhibit B attached hereto, which is a sample of the type of disclosure Onyx undertakes to provide for the 2011 Proxy regarding the achievement of individual goals. The example is based on Onyx’s 2009 NEO individual goals and achievement levels, and the actual disclosure included in the 2011 Proxy would be based on the 2010 goal and achievement levels.

*******
[*] Certain Confidential Information Contained in this Document, marked by Brackets, has been Omitted and Filed Separately with the Commission Pursuant to 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Onyx
Pharmaceuticals, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2009 and Definitive Proxy
Statement filed April 9, 2010
(File No. 000-28298)
Onyx further acknowledges that:
•	Onyx is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Onyx may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me at (510) 597-6392, or Michael Tenta of Cooley LLP at (650) 843-5636, with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely yours,
/s/ Matthew K. Fust
Matthew K. Fust
Executive Vice President and Chief Financial Officer

cc:	N. Anthony Coles, M.D., President and Chief Executive Officer Suzanne M. Shema, Senior Vice President, General Counsel Robert L. Jones, Esq., Cooley LLP Michael E. Tenta, Esq., Cooley LLP
[*] Certain Confidential Information Contained in this Document, marked by Brackets, has been Omitted and Filed Separately with the Commission Pursuant to 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Onyx
Pharmaceuticals, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2009 and Definitive Proxy
Statement filed April 9, 2010
(File No. 000-28298)
EXHIBIT A
SAMPLE INCENTIVE PROGRAM DISCLOSURE FOR 2011 PROXY
[*]
[*] Certain Confidential Information Contained in this Document, marked by Brackets, has been Omitted and Filed Separately with the Commission Pursuant to 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Onyx
Pharmaceuticals, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2009 and Definitive Proxy
Statement filed April 9, 2010
(File No. 000-28298)
EXHIBIT B
SAMPLE INDIVIDUAL PERFORMANCE GOAL DISCLOSURE FOR 2011 PROXY
[*]
[*] Certain Confidential Information Contained in this Document, marked by Brackets, has been Omitted and Filed Separately with the Commission Pursuant to 17 CFR §200.83